Exhibit 12D
                                                                   Page 1 of 2


                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED



                                                       Six Months Ended
                                                    June 30,        June 30,
                                                      1997            1996


 OPERATING REVENUES                                 $537,615        $516,117

 OPERATING EXPENSES                                  401,360         395,274
   Interest portion of rentals (A)                     2,166           2,468
       Net expense                                   399,194         392,806

 OTHER INCOME AND DEDUCTIONS:
   Allowance for funds used
     during construction                                 921           1,513
   Other income/(expense), net                         1,255            (802)
       Total other income and deductions               2,176             711

 EARNINGS AVAILABLE FOR FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS (excluding
   taxes based on income)                           $140,597        $124,022

 FIXED CHARGES:
   Interest on funded indebtedness                  $ 24,219        $ 24,954
   Other interest (B)                                  8,837           7,863
   Interest portion of rentals (A)                     2,166           2,468
       Total fixed charges                          $ 35,222        $ 35,285

 RATIO OF EARNINGS TO FIXED CHARGES                     3.99            3.52

 Preferred stock dividend requirement               $    318        $    772
 Ratio of income before provision for
   income taxes to net income (C)                      170.7%          170.2%
 Preferred stock dividend requirement
   on a pretax basis                                     543           1,314
 Fixed charges, as above                              35,222          35,285
       Total fixed charges and
         preferred stock dividends                  $ 35,765        $ 36,599

 RATIO OF EARNINGS TO COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                        3.93            3.39

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                                                                   Exhibit 12D
                                                                   Page 2 of 2


                PENNSYLVANIA ELECTRIC COMPANY AND SUBSIDIARY COMPANIES
         STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                   AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
         AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                     (In Thousands)
                                      UNAUDITED






 NOTES:

 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Includes dividends on company-obligated mandatorily redeemable preferred securities of $4,594 for the six month periods ended June 30, 1997 and 1996, respectively.

 (C) Represents income before provision for income taxes of $105,375 and $88,737 for the six month periods ended June 30, 1997 and 1996, respectively, divided by net income of $61,735 and $52,124, respectively for the same periods.

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